 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____________________________________

FORM 11-K
_____________________________________

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

OR

[  ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 001-01043

_____________________________________

A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

Brunswick Retirement Savings Plan
Brunswick Rewards Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRUNSWICK CORPORATION
1 N. Field Court
Lake Forest, Illinois 60045-4811

Financial Statements and Supplemental Schedule

Brunswick Retirement Savings Plan
December 31, 2013 and 2012, and
Year Ended December 31, 2013

With Report of Independent Registered Public Accounting Firm

Brunswick Retirement Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2013 and 2012, and Year Ended December 31, 2013

Report of Independent Registered Public Accounting Firm

To the Benefits Administration Committee
of the Brunswick Retirement Savings Plan
Lake Forest, Illinois

We have audited the accompanying statements of net assets available for benefits of the Brunswick Retirement Savings Plan (Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2013 financial statements taken as a whole.

/s/ Crowe Horwath LLP
Oak Brook, Illinois
June 24, 2014

1

Brunswick Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
Assets
Investments at fair value	$145,031,455	$128,533,610
Receivables:
Employer contributions	69,193	19,792
Notes receivable from participants	1,400,383	1,300,739
Total receivables	1,469,576	1,320,531
Total assets and Net assets available for benefits	$146,501,031	$129,854,141

The notes to financial statements are an integral part of these statements.

2

Brunswick Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

Additions
Income:
Net appreciation in fair value of investments	$24,265,856
Interest and dividends from investments	2,405,654
Interest income on notes receivable from participants	45,650
26,717,160

Contributions:
Participants	3,548,813
Rollovers	82,366
Employer	1,218,230
Total contributions	4,849,409

Other income	7,807

Total additions	31,574,376

Deductions
Distributions and withdrawals to participants	19,373,538
Administrative expenses	30,625
Total deductions	19,404,163

Transfers
Transfers into the Plan	1,324,105
Interplan transfers in	3,152,572
Total transfers in	4,476,677

Net increase in net assets available for benefits	16,646,890
Net assets available for benefits:
Beginning of year	129,854,141
End of year	$146,501,031

The notes to financial statements are an integral part of these statements.

3

Brunswick Retirement Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

1. Description of the Plan

The following description of the Brunswick Retirement Savings Plan (the Plan) provides only general information. Brunswick Corporation (the Company) is the Plan's sponsor. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.

General

The Plan, established by the Company effective January 1, 1986, is a defined-contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Any related company, as defined in the Plan, may, with the Company’s consent, adopt the Plan. The Plan is administered by the Benefits Administration Committee, consisting of at least three members appointed for indefinite terms by the Company’s Board of Directors. Vanguard Fiduciary Trust Company (the Trustee) is the Trustee of the Plan under a trust agreement with the Company.

Participation

Eligible employees include all groups as identified by the Benefits Administration Committee.

Eligible employees, as identified by the Benefits Administration Committee, who are not eligible to participate in the Brunswick Rewards Plan, must be at least 21 years of age and employed by the Company or a related company to which the Plan has been extended. Attwood union employees who are eligible to participate must be at least 18 years of age. Eligible employees include all employee groups as outlined in the plan document.

Employees working at least 24 hours per week are eligible to participate in the Plan on the first day of the month following or coinciding with 60 days of employment. Employees working less than 24 hours per week are eligible to participate on the first day of the month following or coinciding with 12 months of employment. Employees can generally increase, decrease, or cancel their deferrals at any time.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) the Plan’s earnings (losses). Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balances.

Participants may direct their own contributions and related Company contributions into any of the Plan’s fund options. Participants may generally change their elections and transfer balances between funds at any time.

Contributions

Participants may make pretax contributions from 1% to 40% of compensation as defined in the Plan. Contributions are made via payroll deductions and are remitted to the Trustee on the earliest date on which funds can be segregated from the Company’s funds. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. Participant pretax and catch-up contributions were subject to the Internal Revenue Service (IRS) limit of $17,500 and $5,500, respectively, in 2013, and these combined contributions cannot exceed 40% of the participant’s compensation.

The basic matching contribution for participants in the Plan is 50% of pretax deferrals, up to 6% of compensation. These contributions are invested in accordance with the participant’s investment elections. Employee catch-up contributions are not eligible for Company match.

Additional contributions are granted at the discretion of senior management. Such discretionary contributions are limited to 25% of total pretax contributions that do not exceed 6% of compensation.  The Fond du Lac Union, Local 1947 and Attwood Union employees are exempt from consideration for discretionary contributions. Discretionary contributions for the year ended

4

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2013 and 2012

1. Description of the Plan (continued)

December 31, 2013 were $50,037, and were included as employer contributions receivable in the accompanying statements of net assets available for benefits.

The Plan provides a true-up feature, which allows the Company to make up for any missed match that may have occurred due to unequal deferrals. The true-up is performed during the first quarter of the following plan year and takes into account the maximum matching contribution that could have been received and makes up for any difference in comparison to the matching contributions that were actually made. For the year ended December 31, 2013, $19,156 relating to the true-ups of certain participant accounts was contributed to the Plan. The true-up balance is reflected as a component of employer contributions receivable in the accompanying statements of net assets available for benefits.

Vesting

Participants are fully vested in the balance of all of their accounts at all times.

Notes Receivable From Participants

Active participants may borrow from their interest in the funds held by the Trustee. The minimum loan amount is $1,000. Generally, a participant is not permitted to have more than one loan outstanding at any one time.

Participant loans bear interest, are secured by the participants’ accounts, and are payable over a period not to exceed five years unless the loan is for the purchase of a home, in which case, the loan term may be up to 10 years. The interest rate on loans is fixed at the prime rate reported by Reuters at the initiation of the loan.

Beginning May 1, 2013, if a participant's employment with Brunswick Corporation terminates, and the loan balance is not paid in full by the termination date, the participant may make manual payments directly to the Trustee to avoid default. Loans will be subject to default if a payment has not been made for a period of time as outlined by the plan document or if the participant takes a distribution of their account balance.

Payment of Benefits

In-service distributions are allowed for certain cases of financial hardship, upon the participant's attainment of age 59-1/2 or if the participant is still employed after age 70-1/2. Upon termination of employment, participants may elect to roll over account balances into another qualified retirement vehicle or receive a lump-sum distribution. Terminated participants with balances exceeding $1,000 may elect to remain in the Plan and defer payment until such time the participant attains age 70-1/2 and becomes subject to required minimum distributions. Account balances less than $1,000 are distributed as soon as administratively possible following termination of employment.

Administrative Expenses

Investment management fees, recordkeeping fees, agent fees, and brokerage commissions are paid by the Plan’s participants and are included in net appreciation in fair value of investments in the accompanying statements of changes in net assets available for benefits. Participants are charged an annual plan recordkeeping fee of $50 which is deducted from Plan participant's accounts in quarterly increments of $12.50. Participants are charged an administrative fee of $700 to accounts requiring a qualified domestic relations order split. The Plan also charges an administrative fee of $30 to initiate a loan via the automated touch-tone customer service system or $80 to initiate a loan through a representative. There is an annual loan maintenance fee of $25 for the life of the loan. If a participant requests a hardship withdrawal, a fee of $150 will be deducted from their account.

5

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2013 and 2012

1. Description of the Plan (continued)

Plan Transfers

Effective July 1, 2013, Attwood Union employees were transferred into the Plan. Total assets transferred into the Plan were $1,324,105.

Interplan Transfers

Transfers of assets between plans generally occur if a change in the employment status of an employee, who participates in a Brunswick-sponsored plan, causes the employee to change plans due to eligibility requirements. Among all Brunswick-sponsored plans, the interplan transfers net to zero. During the year ended December 31, 2013, $3,152,572 was transferred from the Brunswick Rewards Plan into the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, the Benefits Administration Committee can direct that all accounts be distributed to its participants or continued in trust for their benefit.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Payment of Benefits

Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

The Brunswick ESOP Company Stock Fund is a fund composed principally of Brunswick stock. Dividends received on shares held in the Brunswick ESOP Company Stock Fund may be reinvested in the Plan or, if elected by the participant, received as cash.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

6

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2013 and 2012

2. Significant Accounting Policies (continued)

Notes Receivable From Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012 as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

3. Investments

Effective July 1, 2013, the following changes were made to the Plan: (1) Certain investment options were replaced by investment options with lower expense ratios (cost of running the investment expressed as a percentage of the investment's assets), however, the underlying investment portfolio for each of these investments remained the same: (a) the Vanguard Target Retirement Funds were replaced by corresponding Vanguard Target Retirement Trusts; (b) the Vanguard Total Bond Market Index Fund Investor Shares was replaced by the Vanguard Total Bond Market Index Fund Institutional Shares; (c) the Vanguard 500 Index Fund was replaced by the Vanguard Institutional Index Fund; (d) the Vanguard Extended Market Index Fund Investor Shares was replaced by the Vanguard Extended Market Index Fund Institutional Shares; (e) the Vanguard Total International Stock Index Fund Investor Shares was replaced by the Vanguard Total International Stock Index Fund Institutional Shares; (f) the Vanguard Prime Money Market Fund was replaced by the Vanguard Prime Money Market Fund Institutional Shares; (g) the Vanguard Windsor II Fund Investor Shares was replaced by the Vanguard Windsor II Fund Admiral Shares; and (h) the MainStay Large Cap Growth Fund Class I was replaced by the MainStay Large Cap Growth Fund R6 Shares; and (2) The Wells Fargo Advantage Common Stock Fund Institutional Class was added as an investment option and the Royce Premier Fund Investment Class closed in the Plan on September 30, 2013. All balances in, and contributions to, Royce Premier Fund Investment Class were moved automatically to the Wells Fargo Advantage Common Stock Fund as of September 30, 2013.

During 2013, the Plan’s investments (including gains and losses on investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

Year Ended December 31,
2013
Common stock	$7,286,564
Target date retirement collective trust funds	3,421,564
Mutual funds	13,557,728
Total appreciation	$24,265,856

7

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2013 and 2012

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the net assets available for benefits at fair value is as follows:

	December 31,
	2013	2012
Brunswick ESOP Company Stock Fund	$18,210,176	$14,023,671
MainStay Large Cap Growth Fund, Class R6	15,119,270	—
Vanguard Institutional Index Fund	23,367,586	—
Vanguard Prime Money Market Fund Institutional Shares	22,828,318	—
Vanguard Target Retirement 2015 Trust II	17,930,975	—
Vanguard Target Retirement 2025 Trust II	11,375,138	—
MainStay Large Cap Growth Fund, Class I	—	12,324,015
Royce Premier Fund Investment Class	—	7,298,933
Vanguard 500 Index Fund	—	19,072,484
Vanguard Prime Money Market Fund	—	22,275,586
Vanguard Target Retirement 2015	—	16,738,626
Vanguard Target Retirement 2025	—	7,848,122
Vanguard Total Bond Market Index Fund Investor Shares	—	7,291,171

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in markets that are not active;

•	Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals); and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

8

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2013 and 2012

4. Fair Value Measurements (continued)

The following is a description of the valuation techniques and inputs used for assets measured at fair value:

Common stock: Valued at the quoted market price held by the Plan at year-end.

Target date retirement collective trust funds: The fair values of investments in target date retirement collective trusts are valued as determined by fund managers based on their net asset values (NAV) and recent transaction prices (Level 2 inputs). There are 5 different target date collective trust funds ranging from 2015 through 2055, in ten-year increments, and an income fund. The asset allocation of each target date retirement collective trust fund (except for the income fund) gradually changes over time according to a targeted retirement year until the fund merges with the income fund. The trusts invest in master trusts that share the same investment objectives, which in turn invest in mutual funds at varying asset allocations as appropriate to adjust to a more conservative mix over time as participants approach their target retirement age. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notification requirement.

Mutual funds: Valued at quoted market prices, which represent the NAV of shares held by the Plan at year-end.

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets measured at fair value on a recurring basis as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Assets
Brunswick Corporation common stock	$18,210,176	$—	$—	$18,210,176
Target date retirement collective trust funds	—	36,949,264	—	36,949,264
Mutual funds:
Money market funds	22,828,318	—	—	22,828,318
Bond funds	7,606,707	—	—	7,606,707
Domestic stock funds				—
Mainstay Large Cap Growth Fund, Class R6	15,119,270	—	—	15,119,270
Vanguard Extended Market Index Fund Institutional Shares	1,616,916	—	—	1,616,916
Vanguard Institutional Index Fund	23,367,586	—	—	23,367,586
Vanguard Windsor II Fund Admiral Shares	6,537,569	—	—	6,537,569
Wells Fargo Advantage Common Stock Fund Institutional Class	7,093,162	—	—	7,093,162
International stock funds	5,702,487	—	—	5,702,487
Total investments	$108,082,191	$36,949,264	$—	$145,031,455

9

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2013 and 2012

4. Fair Value Measurements (continued)

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets measured at fair value on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Assets
Brunswick Corporation common stock	$14,023,671	$—	$—	$14,023,671
Mutual funds:
Money market funds	22,275,586	—	—	22,275,586
Bond funds	11,645,892	—	—	11,645,892
Target-date funds	30,250,727	—	—	30,250,727
Domestic stock funds	44,793,190	—	—	44,793,190
International stock funds	5,544,544	—	—	5,544,544
Total investments	$128,533,610	$—	$—	$128,533,610

5. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$146,501,031	$129,854,141
Adjustment for certain deemed distributions of participant loans	(22,431)	(31,003)
Net assets available for benefits per Form 5500	$146,478,600	$129,823,138

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31,
2013
Net increase in net assets available for benefits per the financial statements	$16,646,890
Adjustment for certain deemed distributions of participant loans	8,572
Transfer of assets to this Plan	(4,476,677)
Net income per Form 5500	$12,178,785

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair value of certain investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

10

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2013 and 2012

7. Party-In-Interest Transactions

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds units of mutual funds managed by The Vanguard Group, Inc. The Vanguard Group, Inc. is an affiliate of Vanguard Fiduciary Trust Company, the Plan Trustee; therefore, these transactions and the Plan's payment of trustee fees to Vanguard qualify as party-in-interest transactions. The Plan also holds shares of Brunswick Corporation common stock and recognized dividend income of $39,827 on such stock during 2013. At December 31, 2013 and 2012, the Plan held 395,358 and 482,079 shares of Brunswick Corporation common stock with fair values of $18,210,176 and $14,023,671, respectively. Notes receivable from participants also reflect party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

8. Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated June 17, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, Plan management believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. On January 25, 2011, an application was submitted to the IRS to re-affirm that the Plan is and continues to be designated in accordance with applicable sections of the IRC. The IRS has not yet responded to the application.

9. Subsequent Events

Effective July 1, 2014, the annual plan recordkeeping fee charged to each plan participant will be reduced from $50 to $47.

Effective August 1, 2014, the Vanguard Managed Account Program will be added to the plan. The Vanguard Managed Account Program is an advisory service offered by Vanguard Advisers, Inc. Participants in the Vanguard Managed Account Program will be charged an annual management fee based on their account balance. The minimum annual fee is $60.

11

Brunswick Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 36-0848180 Plan #154

December 31, 2013

		Current
Identity of Issuer	Description of Investment	Value

Employer Common Stock
Brunswick Corporation*	Brunswick ESOP Company Stock Fund	$18,210,176
Total Employer Common Stock		18,210,176

Target Date Retirement Collective Trust
Vanguard Fiduciary Trust Company*	Target Retirement 2015 Trust II	17,930,975
Vanguard Fiduciary Trust Company*	Target Retirement 2025 Trust II	11,375,138
Vanguard Fiduciary Trust Company*	Target Retirement 2035 Trust II	4,250,975
Vanguard Fiduciary Trust Company*	Target Retirement 2045 Trust II	753,031
Vanguard Fiduciary Trust Company*	Target Retirement 2055 Trust II	52,444
Vanguard Fiduciary Trust Company*	Target Retirement Income Trust II	2,586,701
Total Target Date Retirement Collective Trust		36,949,264

Mutual Funds
MainStay Investments	Large Cap Growth Fund, Class R6	15,119,270
PIMCO Investments LLC	Total Return Fund II Institutional Class	2,460,816
Wells Fargo Funds Distributor, LLC	Advantage Common Stock Fund Institutional Class	7,093,162
Templeton Institutional Funds, Inc.	Foreign Equity Series	928,484
The Vanguard Group, Inc.*	Institutional Index Fund	23,367,586
The Vanguard Group, Inc.*	Extended Market Index Fund Institutional Shares	1,616,916
The Vanguard Group, Inc.*	Prime Money Market Fund Institutional Shares	22,828,318
The Vanguard Group, Inc.*	Total Bond Market Index Fund Institutional Shares	5,145,891
The Vanguard Group, Inc.*	Total International Stock Index Fund Institutional Shares	4,774,003
The Vanguard Group, Inc.*	Windsor II Fund Admiral Shares	6,537,569
Total Mutual Funds		89,872,015

Participant Loans*	Loans to participants, bearing interest from 3.25% to 8.25%, with varying maturities	1,400,383
		$146,431,838

*Represents a party-in-interest to the Plan.

12

Financial Statements and Supplemental Schedule

Brunswick Rewards Plan
December 31, 2013 and 2012, and
Year Ended December 31, 2013

With Report of Independent Registered Public Accounting Firm

Brunswick Rewards Plan

Financial Statements and Supplemental Schedule

December 31, 2013 and 2012, and Year Ended December 31, 2013

Report of Independent Registered Public Accounting Firm

To the Benefits Administration Committee
of the Brunswick Rewards Plan
Lake Forest, Illinois

We have audited the accompanying statements of net assets available for benefits of the Brunswick Rewards Plan (Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2013 financial statements taken as a whole.

/s/ Crowe Horwath LLP
Oak Brook, Illinois
June 24, 2014

Brunswick Rewards Plan

Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
Assets
Investments at fair value	$927,069,593	$775,881,662
Receivables:
Employer contributions	25,183,133	24,893,175
Notes receivable from participants	11,344,085	13,713,440
Total receivables	36,527,218	38,606,615
Total assets and Net assets available for benefits	$963,596,811	$814,488,277

The notes to financial statements are an integral part of these statements.

Brunswick Rewards Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

Additions
Income:
Net appreciation in fair value of investments	$145,683,099
Interest and dividends from investments	18,089,921
Interest income on notes receivable from participants	391,085
164,164,105

Contributions:
Participants	31,420,644
Rollovers	1,973,194
Employer	39,909,891
Total contributions	73,303,729

Other income	207,869

Total additions	237,675,703

Deductions
Distributions and withdrawals to participants	85,091,677
Administrative expenses	322,920
Total deductions	85,414,597

Interplan transfers out	3,152,572
Net increase in net assets available for benefits	149,108,534
Net assets available for benefits:
Beginning of year	814,488,277
End of year	$963,596,811

The notes to financial statements are an integral part of these statements.

Brunswick Rewards Plan

Notes to Financial Statements

December 31, 2013 and 2012

1. Description of the Plan

The following description of the Brunswick Rewards Plan (the Plan) provides only general information. Brunswick Corporation (the Company) is the Plan's sponsor. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.

General

The Plan, established by the Company effective April 1, 1999, is a defined-contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Any related company, as defined in the Plan, may, with the Company’s consent, adopt the Plan. The Plan is administered by the Benefits Administration Committee, consisting of at least three members appointed for indefinite terms by the Company’s Board of Directors. Vanguard Fiduciary Trust Company (the Trustee) is the Trustee of the Plan under a trust agreement with the Company.

Participation

Eligible employees include all groups as identified by the Benefits Administration Committee.

Employees working at least 24 hours per week are eligible to participate in the Plan on the first day of the month following or coinciding with 60 days of employment. Employees working less than 24 hours per week are eligible to participate on the first day of the month following or coinciding with 12 months of employment. Employees are eligible to participate in the Plan provided they are employed as members of a group of employees of an employer to which the Plan has been extended and are at least 18 years old.

Newly eligible employees are automatically enrolled in the Plan at a deferral rate of 3% of eligible compensation. Employees have a window of 60 days from the date their demographic data is received at the Trustee in which to opt out of the Plan before automatic enrollment. Employees can generally increase, decrease, or cancel their deferrals at any time.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) the Plan’s earnings (losses). Allocations are based on participant earnings or account balances as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balances.

Participants may direct their own contributions and related Company contributions into any of the Plan’s fund options. Participants may generally change their elections and transfer balances between funds at any time.

Contributions

Participants may make pretax contributions from 1% to 40% of compensation as defined in the Plan. Contributions are made via payroll deductions and are remitted to the Trustee on the earliest date on which funds can be segregated from the Company’s funds. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. Participant pretax and catch-up contributions were subject to the Internal Revenue Service (IRS) limit of $17,500 and $5,500, respectively, in 2013, and these combined contributions cannot exceed 40% of the participant’s compensation. The Plan also contains an automatic contribution increase feature for certain eligible employees. Specifically, the Plan increases each eligible participant's pretax contribution by 1% (up to a maximum of 10%) in April of each year.

Subject to certain limitations, the Company makes a basic biweekly matching contribution equal to 100% of the first 3% of participant contributions plus 50% of the next 2% of contributions. These contributions are invested in accordance with the participant’s investment elections. Employee catch-up contributions are not eligible for Company match.

Brunswick Rewards Plan

Notes to Financial Statements (continued)

December 31, 2013 and 2012

1. Description of the Plan (continued)

The Company may make an annual variable retirement contribution of up to 9% of eligible compensation to the accounts of participants employed by the Company as of December 31 of the current plan year. Variable retirement contributions are invested in accordance with the participant’s investment elections. Variable retirement contributions for the year ended December 31, 2013 were $24,329,965, and were included as employer contributions receivable in the accompanying statements of net assets available for benefits.

The Plan provides a true-up feature, which allows the Company to make up for any missed match that may have occurred due to unequal deferrals. The true-up is performed during the first quarter of the following plan year and takes into account the maximum matching contribution that could have been received and makes up for any difference in comparison to the matching contributions that were actually made. For the year ended December 31, 2013, $853,168 relating to the true-ups of certain participant accounts was contributed to the Plan. The true-up balance is reflected as a component of employer contributions receivable in the accompanying statements of net assets available for benefits.

Vesting

Participants are fully vested in the balance of all of their accounts at all times.

Notes Receivable From Participants

Active participants may borrow from their interest in the funds held by the Trustee. The minimum loan amount is $1,000. Generally, a participant is not permitted to have more than one loan outstanding at any one time.

Participant loans bear interest, are secured by the participants’ accounts, and are payable over a period not to exceed five years unless the loan is for the purchase of a home, in which case, the loan term may be up to 10 years. The interest rate on loans is fixed at the prime rate reported by Reuters at the initiation of the loan.

Beginning May 1, 2013, if a participant's employment with Brunswick Corporation terminates, and the loan balance is not paid in full by the termination date, the participant may make manual payments directly to the Trustee to avoid default. Loans will be subject to default if a payment has not been made for a period of time as outlined by the plan document or if the participant takes a distribution of their account balance.

Payment of Benefits

In-service distributions are allowed for certain cases of financial hardship, upon the participant's attainment of age 59-1/2 or if the participant is still employed after age 70-1/2. Upon termination of employment, participants may elect to roll over account balances into another qualified retirement vehicle or receive a lump-sum distribution. Terminated participants with balances exceeding $1,000 may elect to remain in the Plan and defer payment until such time the participant attains age 70-1/2 and becomes subject to required minimum distributions. Account balances less than $1,000 are distributed as soon as administratively possible following termination of employment.

Administrative Expenses

Investment management fees, recordkeeping fees, agent fees, and brokerage commissions are paid by the Plan’s participants and are included in net appreciation in fair value of investments in the accompanying statements of changes in net assets available for benefits. Participants are charged an annual plan recordkeeping fee of $50 which is deducted from Plan participant's accounts in quarterly increments of $12.50. Participants are charged an administrative fee of $700 to accounts requiring a qualified domestic relations order split. The Plan also charges an administrative fee of $30 to initiate a loan via the automated touch-tone customer

Brunswick Rewards Plan

Notes to Financial Statements (continued)

December 31, 2013 and 2012

1. Description of the Plan (continued)

service system or $80 to initiate a loan through a representative. There is an annual loan maintenance fee of $25 for the life of the loan. If a participant requests a hardship withdrawal, a fee of $150 will be deducted from their account.

Interplan Transfers

Transfers of assets between plans generally occur if a change in the employment status of an employee, who participates in a Brunswick-sponsored plan, causes the employee to change plans due to eligibility requirements. Among all Brunswick-sponsored plans, the interplan transfers net to zero. During the year ended December 31, 2013, $3,152,572 was transferred from the Plan into the Brunswick Retirement Savings Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, the Benefits Administration Committee can direct that all accounts be distributed to its participants or continued in trust for their benefit.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Payment of Benefits

Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

The Brunswick ESOP Company Stock Fund is a fund composed principally of Brunswick stock. Dividends received on shares held in the Brunswick ESOP Company Stock Fund may be reinvested in the Plan or, if elected by the participant, received as cash.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012 as repayments of principal and interest are received through payroll deductions and the notes are

Brunswick Rewards Plan

Notes to Financial Statements (continued)

December 31, 2013 and 2012

2. Significant Accounting Policies (continued)

collateralized by the participants' account balances. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

3. Investments

Effective July 1, 2013, the following changes were made to the Plan: (1) Certain investment options were replaced by investment options with lower expense ratios (cost of running the investment expressed as a percentage of the investment's assets), however, the underlying investment portfolio for each of these investments remained the same: (a) the Vanguard Target Retirement Funds were replaced by corresponding Vanguard Target Retirement Trusts; (b) the Vanguard Total Bond Market Index Fund Investor Shares was replaced by the Vanguard Total Bond Market Index Fund Institutional Shares; (c) the Vanguard 500 Index Fund was replaced by the Vanguard Institutional Index Fund; (d) the Vanguard Extended Market Index Fund Investor Shares was replaced by the Vanguard Extended Market Index Fund Institutional Shares; (e) the Vanguard Total International Stock Index Fund Investor Shares was replaced by the Vanguard Total International Stock Index Fund Institutional Shares; (f) the Vanguard Prime Money Market Fund was replaced by the Vanguard Prime Money Market Fund Institutional Shares; (g) the Vanguard Windsor II Fund Investor Shares was replaced by the Vanguard Windsor II Fund Admiral Shares; and (h) the MainStay Large Cap Growth Fund Class I was replaced by the MainStay Large Cap Growth Fund R6 Shares; and (2) The Wells Fargo Advantage Common Stock Fund Institutional Class was added as an investment option and the Royce Premier Fund Investment Class closed in the Plan on September 30, 2013. All balances in, and contributions to, Royce Premier Fund Investment Class were moved automatically to the Wells Fargo Advantage Common Stock Fund as of September 30, 2013.

During 2013, the Plan’s investments (including gains and losses on investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

Year Ended December 31,
2013
Common stock	$23,001,347
Target date retirement collective trust funds	28,854,622
Mutual funds	93,827,130
Total appreciation	$145,683,099

Brunswick Rewards Plan

Notes to Financial Statements (continued)

December 31, 2013 and 2012

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the net assets available for benefits at fair value is as follows:

	December 31,
	2013	2012
Brunswick ESOP Company Stock Fund	$55,444,410	$47,066,458
MainStay Large Cap Growth Fund, Class R6	95,629,158	—
Vanguard Institutional Index Fund	142,560,512	—
Vanguard Prime Money Market Fund Institutional Shares	98,938,317	—
Vanguard Total Bond Market Index Fund Institutional Shares	49,750,419	—
Vanguard Total International Stock Index Fund Institutional Shares	50,963,711	—
Vanguard Windsor II Fund Admiral Shares	49,248,960	—
Wells Fargo Advantage Common Stock Fund Institutional Class	68,620,416	—
Vanguard Target Retirement 2015 Trust II	56,415,341	—
Vanguard Target Retirement 2025 Trust II	103,197,122	—
Vanguard Target Retirement 2035 Trust II	62,093,816	—
MainStay Large Cap Growth Fund, Class I	—	72,884,933
Royce Premier Fund Investment Class	—	58,294,295
Vanguard 500 Index Fund	—	106,740,004
Vanguard Prime Money Market Fund	—	105,351,665
Vanguard Target Retirement 2015	—	48,596,022
Vanguard Target Retirement 2025	—	82,945,873
Vanguard Target Retirement 2035	—	45,670,272
Vanguard Total Bond Market Index Fund Investor Shares	—	60,413,345
Vanguard Total International Stock Index Fund Investor Shares	—	44,524,986

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in markets that are not active;

•	Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals); and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Brunswick Rewards Plan

Notes to Financial Statements (continued)

December 31, 2013 and 2012

4. Fair Value Measurements (continued)

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation techniques and inputs used for assets measured at fair value:

Common stock: Valued at the quoted market price held by the Plan at year-end.

Target date retirement collective trust funds: The fair values of investments in target date retirement collective trusts are valued as determined by fund managers based on their net asset values (NAV) and recent transaction prices (Level 2 inputs). There are 5 different target date collective trust funds ranging from 2015 through 2055, in ten-year increments, and an income fund. The asset allocation of each target date retirement collective trust fund (except for the income fund) gradually changes over time according to a targeted retirement year until the fund merges with the income fund. The trusts invest in master trusts that share the same investment objectives, which in turn invest in mutual funds at varying asset allocations as appropriate to adjust to a more conservative mix over time as participants approach their target retirement age. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notification requirement.

Mutual funds: Valued at quoted market prices, which represent the NAV of shares held by the Plan at year-end.

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets measured at fair value on a recurring basis as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Assets
Brunswick Corporation common stock	$55,444,410	$—	$—	$55,444,410
Target date retirement collective trust funds	—	274,256,301	—	274,256,301
Mutual funds:
Money market funds	98,938,317	—	—	98,938,317
Bond funds	65,834,063	—	—	65,834,063
Domestic stock funds
Mainstay Large Cap Growth Fund, Class R6	95,629,158	—	—	95,629,158
Vanguard Extended Market Index Fund Institutional Shares	20,007,090	—	—	20,007,090
Vanguard Institutional Index Fund	142,560,512	—	—	142,560,512
Vanguard Windsor II Fund Admiral Shares	49,248,960	—	—	49,248,960
Wells Fargo Advantage Common Stock Fund Institutional Class	68,620,416	—	—	68,620,416
International stock funds	56,530,366	—	—	56,530,366
Total investments	$652,813,292	$274,256,301	$—	$927,069,593

Brunswick Rewards Plan

Notes to Financial Statements (continued)

December 31, 2013 and 2012

4. Fair Value Measurements (continued)

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets measured at fair value on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Assets
Brunswick Corporation common stock	$47,066,458	$—	$—	$47,066,458
Mutual funds:
Money market funds	105,351,665	—	—	105,351,665
Bond funds	79,484,150	—	—	79,484,150
Target-date funds	214,692,849	—	—	214,692,849
Domestic stock funds	281,216,962	—	—	281,216,962
International stock funds	48,069,578	—	—	48,069,578
Total investments	$775,881,662	$—	$—	$775,881,662

5. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$963,596,811	$814,488,277
Adjustment for certain deemed distributions of participant loans	(170,449)	(230,789)
Net assets available for benefits per Form 5500	$963,426,362	$814,257,488

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31,
2013
Net increase in net assets available for benefits per the financial statements	$149,108,534
Adjustment for certain deemed distributions of participant loans	60,340
Transfer of assets from this Plan	3,152,572
Net income per Form 5500	$152,321,446

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair value of certain investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Brunswick Rewards Plan

Notes to Financial Statements (continued)

December 31, 2013 and 2012

7. Party-In-Interest Transactions

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds units of mutual funds managed by The Vanguard Group, Inc. The Vanguard Group, Inc. is an affiliate of Vanguard Fiduciary Trust Company, the Plan Trustee; therefore, these transactions and the Plan's payment of trustee fees to Vanguard qualify as party-in-interest transactions. The Plan also holds shares of Brunswick Corporation common stock, and recognized dividend income of $122,155 on such stock during 2013. At December 31, 2013 and 2012, the Plan held 1,203,743 and 1,617,960 shares of Brunswick Corporation common stock with fair values of $55,444,410 and $47,066,458, respectively. Notes receivable from participants also reflect party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

8. Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated June 17, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, Plan management believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. On January 25, 2011, an application was submitted to the IRS to re-affirm that the Plan is and continues to be designated in accordance with applicable sections of the IRC. The IRS has not yet responded to the application.

9. Subsequent Events

Effective July 1, 2014, the annual plan recordkeeping fee charged to each plan participant will be reduced from $50 to $47.

Effective August 1, 2014, the Vanguard Managed Account Program will be added to the plan. The Vanguard Managed Account Program is an advisory service offered by Vanguard Advisers, Inc. Participants in the Vanguard Managed Account Program will be charged an annual management fee based on their account balance. The minimum annual fee is $60.

Brunswick Rewards Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 36-0848180 Plan #170

December 31, 2013

		Current
Identity of Issuer	Description of Investment	Value

Employer Common Stock
Brunswick Corporation*	Brunswick ESOP Company Stock Fund	$55,444,410
Total Employer Common Stock		55,444,410

Target Date Retirement Collective Trust
Vanguard Fiduciary Trust Company*	Target Retirement 2015 Trust II	56,415,341
Vanguard Fiduciary Trust Company*	Target Retirement 2025 Trust II	103,197,122
Vanguard Fiduciary Trust Company*	Target Retirement 2035 Trust II	62,093,816
Vanguard Fiduciary Trust Company*	Target Retirement 2045 Trust II	44,059,625
Vanguard Fiduciary Trust Company*	Target Retirement 2055 Trust II	2,053,754
Vanguard Fiduciary Trust Company*	Target Retirement Income Trust II	6,436,643
Total Target Date Retirement Collective Trust		274,256,301

Mutual Funds
MainStay Investments	Large Cap Growth Fund, Class R6	95,629,158
PIMCO Investments LLC	Total Return Fund II Institutional Class	16,083,644
Wells Fargo Funds Distributor, LLC	Advantage Common Stock Fund Institutional Class	68,620,416
Templeton Institutional Funds, Inc.	Foreign Equity Series	5,566,655
The Vanguard Group, Inc.*	Institutional Index Fund	142,560,512
The Vanguard Group, Inc.*	Extended Market Index Fund Institutional Shares	20,007,090
The Vanguard Group, Inc.*	Prime Money Market Fund Institutional Shares	98,938,317
The Vanguard Group, Inc.*	Total Bond Market Index Fund Institutional Shares	49,750,419
The Vanguard Group, Inc.*	Total International Stock Index Fund Institutional Shares	50,963,711
The Vanguard Group, Inc.*	Windsor II Fund Admiral Shares	49,248,960
Total Mutual Funds		597,368,882

Participant Loans*	Loans to participants, bearing interest from 3.25% to 8.25%, with varying maturities	11,344,085
		$938,413,678

*Represents a party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plans) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Brunswick Retirement Savings Plan
Brunswick Rewards Plan

By: BRUNSWICK CORPORATION
as Administrator of the Plans

Date: June 24, 2014	By: /s/ B. RUSSELL LOCKRIDGE
B. Russell Lockridge
Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm